**Portraits_of_Bronzeville-_Elvin_Charity.mp3** (25s)
(Speaker 1)

*[0:00:00]* **Speaker 1**: I would like to see more people really look at areas like Broadsville, as a place to invest, in terms of their home. That, I think is one of the problems you're dealing with when you're trying to build more retail, more commercial. I would like to see people investing not just their money, but their lives in communities like

*[0:00:04]* **Speaker 1**: Broadsville.  *[0:00:05]*





**Portraits_of_Bronzeville-_Kaaron_Johnson.mp3** (24s)
(Speaker 1)

*[0:00:00]* **Speaker 1**: I would love to see people just having fun and enjoying life. When you walk down the street you know I'm in , it's a good brunch spot over there, it's a park over here where kids can play basketball. It's just a lot of different things that we can offer to people. Now we're trying to get away from that name of the low end. Let's make it Bronsville back to the music, the

*[0:00:05]* **Speaker 1**: culture, all of the good things that it has to offer. *[0:00:06]*





**Portraits_of_Bronzeville-_Latrice_Williams.mp3** (24s)
(Speaker 1)

*[0:00:00]* **Speaker 1**: A lot of what people don't see are just the everyday, I'm not walking around with a bulletproof vest on, or running from gunfire. That's not my experience. Working hands on with the community, it really makes a difference and it takes people from being

*[0:00:03]* **Speaker 1**: strangers or that fear of walking around in your community. *[0:00:04]*





**Portraits_of_Bronzeville-_Rhonda_McFarland.mp3** (24s)
(Speaker 1)

*[0:00:00]* **Speaker 1**: Five years or less, I would like to see a 150% increase in service businesses in our community, period. Those service businesses are going to create commerce. They're going to create tax dollars, and they're going to have places of employment. I'd like to be

*[0:00:03]* **Speaker 1**: able to walk from my house to have danish and coffee. *[0:00:04]*





**Portraits_of_Bronzeville-_Sherry_Williams.mp3** (24s)
(Speaker 1)

*[0:00:00]* **Speaker 1**: To me, often when I drive down State Street, it looks like a war zone. It looks like a place that's vacant and forgotten. When you're talking 10 years plus of see just vacant lots becomes to look like despair to you. I know if I just look at the current state of the need for more housing in the city and especially more housing in , I would say that we've got much work

*[0:00:05]* **Speaker 1**: to do.  *[0:00:06]*





**Portraits_of_Bronzeville-_Tim_Black.mp3** (25s)
(Speaker 1)

*[0:00:00]* **Speaker 1**: What you know and ought to learn is that all of us as we move forward have to have faith in the future that someday, even though it may be tough today, going to be a better day. You have to believe that, and then

*[0:00:03]* **Speaker 1**: prepare for that day when that positive change is going to take place. *[0:00:04]*





**Portraits_of_Bronzeville-_Wonderful_Jordan.mp3** (24s)
(Speaker 1)

*[0:00:00]* **Speaker 1**: Play basketball, you sold drugs, or you were just in between. My way out was cooking. Food is peace, honestly, because who don't come to the table to eat. You don't come to the table to argue, it may happen, you get to have fun times as well as bad times at the table, but a great meal. With me,

*[0:00:04]* **Speaker 1**: food is life within itself.  *[0:00:05]*




**Urban_Juncture-_Rebuilding_Southside_Chicago_into_a_Culture_Hotspot.mp3** (2m
(Speaker 1)

*[0:00:00]* **Speaker 1**: We are capital starve in this community. Historically, this community has been red lined and the after effects of that red lining are still with us today. It is much more difficult to get capital in this community compared to communities on the north side of Chicago. If we are going to make Chicago work and make America work, then we have to figure out how to turn these communities around. Urban Juncture is my attempt to bring together folks who want to bring commerce back to community. It started in Bronzeville, this is where I live. This is a hugely important slice of Black America. It is the place where our families came to from the south. It have a tremendous amount of history. Much of that is still around us and so we started here because this is the center of Black Chicago and it is a center of Black America. Urban Juncture's focus on 55th Street is utilizing food as a platform for community involvement. You'd like black cuisines specifically. On 43rd Street, we will utilize of word, of jazz, clothes, theater, literature. All of the performing arts built around a hospitality base to salvage a foundation for an involvement. We want to use assets that are unique and intrinsic to these communities, to revitalize these communities. Five years from now, you'd get off at 51st Street and you'll be faced with abundance of options. You can turn left. You can see some outdoor vendors providing all manner of street food in the best tradition. The bike in the steps will be there. You can get on a ride any day of the week. You can hangout in the garden with the folks from the neighborhood. You'll be able to come to 51st Street, choose from a

*[0:00:20]* **Speaker 1**: variety of options and then think about, "What do I do next?" *[0:00:21]*